June 1, 2023

Christopher R. Bellacicco

John C. Lee

Christian T. Sandoe

United States Securities

and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Silver Point Specialty Lending Fund –

Registration Statement on Form 10 (File No. 000-56533)

Dear Mr. Bellacicco:

We are in receipt of the telephonic comments of the staff of the Securities and Exchange Commission (the “SEC”), provided to us on May 24, 2023, regarding the Registration Statement on Form 10 (the “Registration Statement”) of Silver Point Specialty Lending Fund (the “Company”) that was submitted to the SEC on May 12, 2023.

The Company has considered your comments and authorized us to make on its behalf the responses and changes to the registration statement discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below are reflected in the Company’s revised draft registration statement being filed today via EDGAR. We have included page references where revised disclosure addressing a particular comment may be found.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the revised registration statement.

Comments

Page 27 – Management Fee

1.

The fee table provided lists the base management fee as 0.78%; however, footnote 5 thereto discloses that the base management fee is calculated at an annual rate of 0.75% of aggregate net capital contributions. Please explain this discrepancy.

The fee table 0.78% is calculated as a percentage of average net assets attributable to common stock, while footnote 5 is calculated as a percentage of aggregate net capital contributions.

Page 62 – ESG Related Risk Factor

2.

A risk factor related to management of ESG activities has been added to the Form 10. Please confirm whether the Fund intends to incorporate ESG factors into its investment strategy. If so, please include relevant disclosure in the description of investment strategy.

The Fund may consider material ESG issues during due diligence and in monitoring portfolio investments to the extent pertinent and reasonably practicable under the circumstances. However, this does not change the investment strategy of the Fund, as described on page 10 of the Form 10.

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Please telephone me at 212-735-3406 with any questions or comments you may have.

Sincerely,

/s/ Michael Hoffman

cc:	Silver Point Capital

Steven Weiser

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